

Entity Profile Information

Viewed on January 06, 2025
NFA ID 0420990 BANK OF NEW YORK MELLON THE

Current Status Information

Branch ID	Status	Effective Date
	SWAP DEALER REGISTERED	08/15/2023
	NFA MEMBER APPROVED	05/07/2013

Status History Information

Status	Effective Date
SWAP DEALER REGISTERED	08/15/2023
NFA MEMBER APPROVED	05/07/2013
SWAP DEALER PROVISIONALLY REGISTERED	12/31/2012
NFA MEMBER PENDING	12/20/2012
SWAP DEALER PENDING	12/20/2012

NFA ID 0324375 COWEN EXECUTION SERVICES LLC

PRINCIPAL WITHDRAWN	07/12/2017
PRINCIPAL APPROVED	08/20/2014
PRINCIPAL PENDING	08/20/2014

NFA ID 0440676 CUTWATER INVESTOR SERVICES CORP

PRINCIPAL WITHDRAWN	08/17/2017
PRINCIPAL APPROVED	01/13/2016
PRINCIPAL PENDING	01/12/2016

NFA ID 0442521 HEDGEMARK ADVISORS LLC

PRINCIPAL WITHDRAWN	02/07/2018
PRINCIPAL APPROVED	06/03/2014
PRINCIPAL PENDING	06/03/2014

Annual Due Date: 6/1/2025

ANNUAL MEMBERSHIP DUES REQUIRED FOR 3/1/2025

FIRM DISCIPLINARY INFORMATION IN REVIEW

Disciplined Employee Summary



NFA

Business Information

Viewed on January 06, 2025

NFA ID 0420990 BANK OF NEW YORK MELLON THE

Name	**BANK OF NEW YORK MELLON THE**
Form of Organization	**OTHER**
State	**NEW YORK**
Country	**UNITED STATES**
Federal EIN	**Not provided**
Business Address	
Street Address 1	**240 GREENWICH STREET**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10286**
Country	**UNITED STATES**
Phone Number	**212-815-4596**
Fax Number	**212-313-0838**
Email	**ROSEMARY.FRANCAVILLA@BNY.COM**
Website/URL	**Not provided**
CRD/IARD ID	**Not provided**



Other Names

Viewed on January 06, 2025

NFA ID 0420990 BANK OF NEW YORK MELLON THE

BANK OF NEW YORK

DBA   NOT IN USE



Location of Business Records

Viewed on January 06, 2025

NFA ID 0420990 BANK OF NEW YORK MELLON THE

Street Address 1	**240 GREENWICH STREET**
Street Address 2	**3RD FLOOR**
City	**NEW YORK**
State	**NEW YORK**
Zip/Postal Code	**10286**
Country	**UNITED STATES**



Principal Information

Viewed on January 06, 2025

NFA ID 0420990 BANK OF NEW YORK MELLON THE

Individual Information

NFA ID	**0469982**
Name	**COOK, LINDA ZARDA**
Title(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**03-06-2017**

NFA ID	**0485375**
Name	**ECHEVARRIA, JOSEPH JAMES**
Title(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**05-14-2015**

NFA ID	**0565801**
Name	**ENG, TIFFANY**
Title(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**09-25-2024**

NFA ID	**0539222**
Name	**GILLILAND, MARGUERITE AMY**
Title(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**05-04-2021**

NFA ID	**0365537**
Name	**GOLDSTEIN, JEFFREY ALAN**
Title(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**05-22-2014**

NFAID	0557314
Name	GORDON, RICHARD
Title(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	07-14-2023

NFAID	0539299
Name	GOWRAPPAN, KUMARA GURU
Title(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	05-04-2021

NFAID	0552758
Name	GRANET, JASON SLOAN
Title(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	12-05-2022

NFAID	0533109
Name	IZZO, RALPH
Title(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	09-18-2020

NFAID	0560505
Name	LOGUE, MICHELLE MARIE
Title(s)	CHIEF COMPLIANCE OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	04-08-2024

NFAID	0494793
Name	LYNCH, ROBERT EDWARD
Title(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED

Effective Date	**04-09-2020**
NFAID	**0501552**
Name	**MCDONOGH, DERMOT**
Title(s)	**DIRECTOR**
	CHIEF FINANCIAL OFFICER
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**03-03-2023**
NFAID	**0436090**
Name	**OCONNOR, SANDRA ELIZABETH**
Title(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**03-09-2022**
NFAID	**0556063**
Name	**PEREZ, ALEJANDRO**
Title(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**05-08-2023**
NFAID	**0453767**
Name	**ROBINSON, ELIZABETH ERIN**
Title(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**02-07-2017**
NFAID	**0563411**
Name	**RUSSAK AMINOACH, RAKEFET**
Title(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**07-02-2024**
NFAID	**0523660**
Name	**SANTHANA KRISHNAN, SENTHILKUMAR**
Title(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**

10% or More Interest	No
Status	APPROVED
Effective Date	07-31-2019

NFAID	0453798
Name	VINCE, ROBIN ANTONY
Title(s)	CHIEF EXECUTIVE OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	07-07-2022

NFAID	0529504
Name	VITALE, JASON DOMINICK
Title(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	04-03-2020

NFAID	0501559
Name	VOS, ADAM EDWARD
Title(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	12-30-2016

NFAID	0522369
Name	ZOLLAR, ALFRED WARREN
Title(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	05-24-2019

Holding Company Information

NFAID	0291527
Full Name	BANK OF NEW YORK MELLON CORPORATION THE
10% or More Interest	Yes
Status	APPROVED
Effective Date	01-07-2013



Principal Name and Financial Interest

Viewed on January 06, 2025

NFA ID 0420990 BANK OF NEW YORK MELLON THE



NFA

Non-U.S. Regulator Information

Viewed on January 06, 2025

NFA ID 0420990 BANK OF NEW YORK MELLON THE

List of Non-U.S. Regulator(s) During The Past 5 Years

Country	Regulator Name
JAPAN	FINANCIAL SERVICES AGENCY
JAPAN	BANK OF JAPAN
JAPAN	KANTO LOCAL FINANCE BUREAU/KANTO FINANCIAL BUREAU
UNITED ARAB EMIRATES	DUBAI FINANCIAL SERVICES AUTHORITY
GERMANY	BUNDESANSTALT FÜR FINANZDIENSTLEISTUNGSAUFSICHT
GERMANY	DEUTSCHEBUNDESBANK
IRELAND	CENTRAL BANK OF IRELAND
ITALY	BANK OF ITALY
LUXEMBOURG	COMMISSION DE SURVEILLANCE DU SECTEUR FINANCIER
NETHERLANDS	DUTCH CENTRAL BANK
NETHERLANDS	THE DUTCH AUTHORITY FOR THE FINANCIAL MARKETS
UNITED KINGDOM	FINANCIAL CONDUCT AUTHORITY
AUSTRALIA	AUSTRALIAN PRUDENTIAL REGULATION AUTHORITY
AUSTRALIA	AUSTRALIAN SECURITIES AND INVESTMENTS COMMISSION
HONG KONG	HONG KONG MONETARY AUTHORITY
SINGAPORE	MONETARY AUTHORITY OF SINGAPORE
TAIWAN (CHINESE TAIPEI)	FINANCIAL SUPERVISORY COMMISSION
MALAYSIA	BANK NEGARA MALAYSIA
INDIA	RESERVE BANK OF INDIA



NFA

Disciplinary Information - Criminal Disclosures

Viewed on January 06, 2025

NFA ID 0420990 BANK OF NEW YORK MELLON THE

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

THE QUESTIONS ON THIS PAGE MUST BE ANSWERED "YES" EVEN IF:

- **ADJUDICATION OF GUILT WAS WITHHELD OR THERE WAS NO CONVICTION; OR**
- **THERE WAS A CONDITIONAL DISCHARGE OR POST-CONVICTION DISMISSAL AFTER SUCCESSFUL COMPLETION OF A SENTENCE; OR**
- **A STATE CERTIFICATE OF RELIEF FROM DISABILITIES OR SIMILAR DOCUMENT WAS ISSUED RELIEVING THE HOLDER OF FORFEITURES, DISABILITIES OR BARS RESULTING FROM A CONVICTION; OR**
- **THE RECORD WAS EXPUNGED OR SEALED; OR**
- **A PARDON WAS GRANTED.**

THE QUESTIONS MAY BE ANSWERED "NO" IF THE CASE WAS DECIDED IN A JUVENILE COURT OR UNDER A YOUTH OFFENDER LAW.

For each matter that requires a "Yes" answer to Questions A, B or C below, a Criminal Disclosure Matter Page (DMP) must be filed using NFA's DMP Filing System that requests:

- who was involved;
- when it occurred;
- what the allegations were;
- what the final determination was, if any; and
- the date of the determination.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the charges;
- the classification of the offense, i.e., felony or misdemeanor;
- the plea, sentencing and probation information, as applicable;
- the final disposition; and
- a summary of the circumstances surrounding the criminal matter.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question A

Has the firm ever pied guilty or nolo contendere ("no contest") to or been convicted or found guilty of any felony in any U.S., non-U.S. or military court?

No

Question B

Has the firm ever pied guilty to or been convicted or found guilty of any misdemeanor in any U.S., non-U.S. or military court which involves:

- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering, or misappropriation of funds, securities or property; or
- violation of sections 7203, 7204, 7205 or 7207 of the Internal Revenue Code of 1986; or
- violation of sections 152, 1341, 1342 or 1343 or chapters 25, 47, 95 or 96 of the U.S. Criminal Code; or
- any transaction in or advice concerning futures, options, leverage transactions or securities?

No

Question C

Is there a charge pending, the resolution of which could result in a "Yes" answer to the above questions?

No



Disciplinary Information - Regulatory Disclosures

Viewed on January 06, 2025

NFA ID 0420990 BANK OF NEW YORK MELLON THE

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Questions D, E, F, G, H or I below, a Regulatory DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any;

- the date of the determination; and
- a summary of the circumstances surrounding the regulatory matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and

- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question D

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has a court ever permanently or temporarily enjoined the firm after a hearing or default or as the result of a settlement, consent decree or other agreement, from engaging in or continuing any activity involving:

- any transaction in or advice concerning futures, options, leverage transactions or securities; or
- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property?

No

Question E

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has the firm ever been found, after a hearing or default or as the result of a settlement, consent decree or other agreement, to:

- have violated any provision of any investment-related statute or regulation thereunder; or
- have violated any statute, rule, regulation or order which involves embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or
- have willfully aided, abetted, counseled, commanded, induced or procured such violation by any other person; or
- have failed to supervise another person's activities under any investment-related statute or regulation thereunder?

Yes

Question F

Has the firm ever been debarred by any agency of the U.S. from contracting with the U.S.?

No

Question G

Has the firm ever been the subject of any order issued by or a party to any agreement with a U.S. or non-U.S. regulatory authority (other than the CFTC), including but not limited to a licensing authority, or self-regulatory organization (other than NFA or a U.S. futures exchange) that prevented or restricted the firm's ability to engage in any business in the financial services industry?

No

Question H

Are any of the orders or other agreements described in Question G currently in effect against the firm?

No

Question I

Is the firm a party to any action, the resolution of which could result in a "Yes" answer to the above questions?

No



Disciplinary Information - Financial Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Question J below, a Financial DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any;

- the date of the determination; and
- a summary of the circumstances surrounding the financial matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and

- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question J

Has the firm ever been the subject of an adversary action brought by a U.S. bankruptcy trustee?

Yes



NFA

Registration Contact Information

Viewed on January 06, 2025

NFA ID 0420990 BANK OF NEW YORK MELLON THE

First Name	**ROSEMARY**
Last Name	**FRANCAVILLA**
Title	**SENIOR VICE PRESIDENT**
Street Address 1	**COMPLIANCE DEPARTMENT**
Street Address 2	**240 GREENWICH STREET**
Street Address 3	**101-1250**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10286**
Country	**UNITED STATES**
Phone	**212-815-4596**
Fax	**212-313-0838**
Email	**ROSEMARY.FRANCAVILLA@BNY.COM**



NFA

Enforcement/Compliance Communication Contact Information

Viewed on January 07, 2025

NFA ID 0420990 BANK OF NEW YORK MELLON THE

First Name	**MICHELLE**
Last Name	**LOGUE**
Title	**CHIEF COMPLIANCE OFFICER**
Street Address 1	**240 GREENWICH STREET**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10286**
Country	**UNITED STATES**
Phone	**201-413-4169**
Email	**MICHELLE.LOGUE@BNY.COM**



Membership Information

Viewed on January 07, 2025

NFA ID 0420990 BANK OF NEW YORK MELLON THE

Indicate the category in which the Member intends to vote on NFA membership matters. **SWAP DEALER**

U.S. Regulator Information

Is the firm currently regulated by any of the regulators listed below? **Yes**

THE SECURITIES AND EXCHANGE COMMISSION
THE BOARD OF GOVERNORS OF THE FEDERAL RESERVE SYSTEM
THE FEDERAL DEPOSIT INSURANCE CORPORATION



NFA

Membership Contact Information

Viewed on January 07, 2025

NFA ID 0420990 BANK OF NEW YORK MELLON THE

Membership Contact

First Name	MICHELLE
Last Name	LOGUE
Title	CHIEF COMPLIANCE OFFICER
Street Address 1	COMPLIANCE DEPARTMENT
Street Address 2	240 GREENWICH STREET
City	NEW YORK
State (United States only)	NEW YORK
Zip/Postal Code	10286
Country	UNITED STATES
Phone	201-413-4169
Email	MICHELLE.LOGUE@BNY.COM

Accounting Contact

First Name	FERNANDO
Last Name	COSTA
Title	MANAGING DIRECTOR
Street Address 1	240 GREENWICH STREET
Street Address 2	101-0400
City	NEW YORK
State (United States only)	NEW YORK
Zip/Postal Code	10286
Country	UNITED STATES
Phone	212-815-5045
Email	FERNANDO.COSTA@BNY.COM

Arbitration Contact

First Name	**JOELLE**
Last Name	**EKUNWE**
Title	**SENIOR DIRECTOR**
Street Address 1	**240 GREENWICH STREET**
Street Address 2	**LEGAL DEPARTMENT**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10286**
Country	**UNITED STATES**
Phone	**212-635-1823**
Email	**JOELLE.EKUNWE@BNY.COM**

Compliance Contact

First Name	**MICHELLE**
Last Name	**LOGUE**
Title	**CHIEF COMPLIANCE OFFICER**
Street Address 1	**240 GREENWICH STREET**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10286**
Country	**UNITED STATES**
Phone	**201-413-4169**
Email	**MICHELLE.LOGUE@BNY.COM**

OMB Numbers 3038-0023 (exp. April 30, 2026) & 3038-0072 (exp. August 31, 2026)

Page 2 of 3

Chief Compliance Officer Contact

First Name	**MICHELLE**
Last Name	**LOGUE**
Title	**CHIEF COMPLIANCE OFFICER SWAP DEALER**
Street Address 1	**240 GREENWICH STREET**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10286**
Country	**UNITED STATES**
Phone	**201-413-4169**
Email	**MICHELLE.LOGUE@BNY.COM**